13012177

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8-65912

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUIBASE CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 NORTH ASHLAND AVENUE, SUITE 600
(No. and Street)

CHICAGO	ILLINOIS	60622
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MUELLER & CO., LLP
(Name – *if individual, state last, first, middle name*)

1707 NORTH RANDALL RD.	ELGIN	ILLINOIS	60123
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

EQUIBASE CAPITAL MARKETS, LLC
AUDITED FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION
(pursuant to SEC Rule 17a-5(d))
YEAR ENDED DECEMBER 31, 2012

MUELLER & CO., LLP
MUELLER CONSULTING, LLC

EQUIBASE CAPITAL MARKETS, LLC
AUDITED FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION
(pursuant to SEC Rule 17a-5(d))
YEAR ENDED DECEMBER 31, 2012

OATH OR AFFIRMATION

I, MICHAEL W. HUSMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUIBASE CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A SCHULZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 08/18/13

Notary Public

Signature

CHIEF EXECUTIVE OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MUELLER & CO., LLP
1707 N. Randall Rd., Suite 200 ■ Elgin, Illinois 60123
847.888.8600 Fax: 847.888.0635 ■ www.muellercpa.com

INDEPENDENT AUDITORS' REPORT

To the Member
Equibase Capital Markets, LLC
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of Equibase Capital Markets, LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equibase Capital Markets, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Elgin, Illinois
February 25, 2013

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Current assets:		
Cash	$	76,779
Receivables - other		2,004
Prepaid expenses		1,548
		80,331
Total assets	$	80,331

LIABILITIES AND MEMBER'S EQUITY

Current liabilities -		
Accounts payable and accrued expenses	$	3,908
Member's equity		76,423
Total liabilities and member's equity	$	80,331

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

Revenue:		
Investment advisory income	$	586,547
Investment advisory expense		(510,970)
Net investment advisory income		75,577
Expenses:		
Professional fees		28,836
Regulatory fees		1,896
Other expenses		1,639
Total expenses		32,371
Net income	$	43,206

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$	18,217
Net income		43,206
Member's contributions		15,000
Balance, December 31, 2012	$	76,423

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash provided by (used in) operating activities:		
Net income	$	43,206
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Other receivables		1,563
Prepaid expenses		3,340
Accounts payable and accrued expenses		(413)
Net cash provided by operating activities		47,696
Cash provided by financing activities -		
Member's contributions		15,000
Increase in cash		62,696
Cash, beginning of year		14,083
Cash, end of year	$	76,779

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Equibase Capital Markets, LLC ("the Company"), an Illinois limited liability company, was organized on March 17, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily engages in private placement and consulting services. The Company is wholly owned by Equibase Capital Group, LLC.

Limited Liability

As a limited liability company, the member has limited liability.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Investment Advisory Fees

Investment advisory fees revenue include advisory fees for strategic advisory services and other consulting services. Revenue is recognized at the time services are performed.

Investment advisory expense relates mainly to commission for transactional and advisory fees, which are expensed as the services are incurred.

Receivables - Other

Receivable - other are reimbursable expenses paid by the Company on behalf of the registered agents.

Concentration of Credit Risk

The Company maintains its cash in bank deposits which did not exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

Income Taxes

No income tax provision has been recorded in the financial statements since income or loss of the Company is required to be reported by the member on the member's income tax return.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Subsequent Events

Subsequent events have been evaluated through February 25, 2013, the date that the financial statements were available for issue.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3 percent of "aggregate indebtedness," as defined. At December 31, 2012, the Company had net capital of $72,871, which was $67,871 in excess of its required net capital requirement of $5,000.

NOTE 3 - RELATED PARTY INFORMATION

The Company is wholly owned by Equibase Capital Group, LLC ("Group"). Per the Expense sharing Agreement, a reasonable amount of office space shall be provided by Group for the use of the Company. The provision of such office space shall be at the sole expense of Group, and the Company shall have no liability with respect thereto. Further, all normal overhead services shall be provided to the Company by Group, at no cost to the Company. Such services shall include, but not limited to, payroll, insurance, advertising, employee benefits, travel and entertainment, telephone and copying services. Provision of such services shall be at the sole expense of Group, and the Company shall have no liability with respect thereto. Group shall not apportion or charge back to the Company any such expenses, nor will Group seek reimbursement from the Company of any such expenses.

SUPPLEMENTARY INFORMATION

MUELLER & CO., LLP
1707 N. Randall Rd., Suite 200 ■ Elgin, Illinois 60123
847.888.8600 Fax: 847.888.0635 ■ www.muellercpa.com

INDEPENDENT AUDITORS' REPORT

To the Member
Equibase Capital Markets, LLC
Chicago, Illinois

We have audited the accompanying financial statements of Equibase Capital Markets, LLC as of and for the year ended December 31, 2012, and have issued our report thereon dated T/B/D. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 - 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mueller & Co., LLP

Elgin, Illinois
February 25, 2013

EQUIBASE CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Total member's equity qualified for net capital	$	76,423
Deductions-		
Nonallowable assets:		
Other receivables		(2,004)
Prepaid expenes		(1,548)
Net capital		72,871
Minimum net capital requirement		(5,000)
Excess net capital	$	67,871
Excess net capital at 1,000 percent	$	66,871
Total aggregate indebtedness	$	3,908
Ratio: Aggregate indebtedness to net capital	$	5.36%
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	72,871

CLAIM FOR EXEMPTION UNDER RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). The Company did not handle customer cash or securities or Proprietary Accounts of Introducing Brokers during the year ended December 31, 2012, and does not have any customer accounts or Proprietary Accounts of Introducing Brokers (PAIB) accounts.

MUELLER & CO., LLP
1707 N. Randall Rd., Suite 200 ■ Elgin, Illinois 60123
847.888.8600 Fax: 847.888.0635 ■ www.muellercpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member
Equibase Capital Markets, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Equibase Capital Markets, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Certified Public Accountants ■ Business Advisors
Offices in Elgin, Oakbrook Terrace, and Chicago

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mueller & Co., LLP

Elgin, Illinois
February 25, 2013